

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

<u>Via E-mail</u>
Nathaniel Bradley
President and Chief Executive Officer
AudioEye, Inc.
9070 S. Rita Rd Suite 1450
Tuscon, Arizona 85747

Re: AudioEye, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 13, 2012
File No. 333-177463

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>CMGO Pro Forma Condensed Consolidated Financial Statements, pages 46-49</u>

1.   We note your response to comment seven in our letter dated January 23, 2012 and your revised disclosure. Please revise to reconcile the amount of your adjustment to accounts payable and accrued expenses to the amount of interest disclosed in the related footnotes 5 and 6. In addition, please revise to include a footnote to the pro forma statement of operations to show the calculation of the adjustment to interest expense.

2.   Tell us and disclose in a footnote how CMGO will account for the disposition of AE and any gain or loss it expects to recognize in the disposition, and the authoritative literature upon which CMGO relied and how it supports its accounting treatment.

3.   We note your response to comment eight in our letter dated January 23, 2012. Please tell us and disclose how CMGO determined that its rights under the Royalty Agreement and Services Agreement (a component of the consideration received in the disposition of AE), have no value, and that the 15% interest retained by CMGO in AE should be valued at par value of AE's common stock. Also tell us how CMGO will account for its remaining investment in AE's common stock (e.g., equity method). Tell us the authoritative literature upon which CMGO relied and how it supports these conclusions.

AE Pro Forma Condensed Consolidated Financial Statements, pages 50-53

4.   We note your response to comment 12 in our letter dated January 23, 2012 and your revised disclosure. Please include a footnote to the pro forma income statement to disclose the item removed in response to our comment and any other material nonrecurring charges or credits which result directly from the transaction and are factually supportable and which will be included in the historical income statement within the 12 months succeeding the transaction and clearly indicate that such charges or credits were not considered in the pro forma income statement.. Regardless of whether these adjustments will have a continuing impact or are nonrecurring, they should be included in the pro forma balance sheet. Consider the guidance in Rule 11-02(b) (5) and (6) of Regulation S-X.

5.   We note your response to comment 14 in our letter dated January 23, 2012 indicates that AE is not assuming the senior notes, and your footnote (5) on page 51 indicates issuance of convertible debentures is assumed.   We note that the separation is contingent upon the CMGO senior notes and related interest being repaid. Please clarify if AE has a firm commitment from third parties for the financing in excess of the amount of the payment to be made to CMGO. If not, explain how this assumption is factually supportable.

6.   Please tell us how the pro forma financial information reflects the terms of the debentures assumed to be issued, including, but not limited to, the pro forma effect on interest expense.

7.   We note your response to comment 18 in our letter dated January 23, 2012 and your revised disclosure. Please explain to us how ASC 805 supports your conclusion that AEAC's acquisition of 80% of AE represents a business combination.

8.   Notwithstanding the above, please revise footnote (6) on page 51 to clarify that, consistent with your response, the assets, including intangibles, and liabilities have been adjusted to fair value and disclose the valuation techniques and assumptions used by AE to measure the fair value.

9.   We note your response to comment 15 in our letter dated January 23, 2012. Please disclose the nature of the future contingent consideration relating to AE's obligation to CMGO under the Royalty Agreement and Services Agreement. Also, disclose how AE came to the conclusion that such consideration has no value. Tell us the authoritative literature upon which AE relied and how it supports these conclusions.

10.   We note that the 15% interest retained by CMGO in AE is reflected at par value of AE's common stock. Please tell us how AE considered ASC 805-20-30-1 in determining how to value the noncontrolling interest in AE retained by CMGO, given its conclusion that the transaction represents a business combination.

11.   Tell us why AE has not included a pro forma adjustment for depreciation or amortization expense related to the patents or other assets based on the fair value allocated in the purchase transaction. Also, disclose the expected useful life of the patents.

AudioEye, Inc. Financial Statements, page 56

12.   Please update the financial statements and all related disclosures, including MD&A, in accordance with Rule 8-08(b) of Regulation S-X.

Note 7: Related Party Transactions, page 64

13.   We note your response to comment 16 in our letter dated January 23, 2012 and your revised disclosure. Your response does not appear to address clearly and completely our request for additional information. Please address the following comments and revise your disclosure as appropriate:

*   Provide us your analysis of ASC 470-60 in determining how to account for your troubled debt restructuring, including your comparison of total undiscounted future payments (principal and interest) on the modified debt with the net carrying amount of the debt.

*   Show us your accounting process in recording this transaction and how it complies with the accounting literature cited above including your presentation of the reduction in the carrying amount of the debt as a capital transaction on page 59. In this regard, it is unclear how the reduction was also recognized as interest expense as you indicate in your disclosure.

*   Tell us the components of your total interest expense reported in your income statement and how the effect of your accounting for the transaction is reflected in interest expense and accrued interest or will be reflected in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Assistant Director
Michael McTiernan